April 28, 2022

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew M. Derby, Division of Corporation Finance

RE:	Hony Capital Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-254641)

Dear Mr. Derby,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Hony Capital Acquisition Corp. (the “Company”) hereby respectfully requests that the above-referenced registration statements on Form S-1 originally filed on March 24, 2021, including all exhibits therewith and all amendments thereto (the “Registration Statement”), be withdrawn, effective the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the Registration Statement. The Company is withdrawing the Registration Statement on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Hony Capital Acquisition Corp.

By:	/s/ John Zhao
Name: John Zhao
Title: Chairman

Cc:	Z. Julie Gao, Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

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